Exhibit 99.1

Huize Holding Limited Reports First Quarter 2025 Unaudited Financial Results

SHENZHEN, China, June 6, 2025 (GLOBE NEWSWIRE) – Huize Holding Limited, (“Huize”, the “Company” or “we”) (NASDAQ: HUIZ), a leading insurance technology platform connecting consumers, insurance carriers and distribution partners digitally through data-driven and AI-powered solutions in Asia, today announced its unaudited financial results for the quarter ended March 31, 2025.

First Quarter 2025 Financial and Operational Highlights

•

Robust growth in insurance premiums: Gross written premiums (“GWP”) reached RMB1,437.3 million for the first quarter of 2025, representing an increase of 37.8% from RMB1,043.0 million in the final quarter of 2024. First year premiums (“FYP”) also rose 30.9% sequentially to RMB730.4 million in the first quarter of 2025. Increases in premiums were driven primarily by our high-quality customer base, sustainably high persistency ratios, and the diverse insurance product offerings that we provide on our platform.

•

Improving operational efficiency: Total operating expenses declined by 28.9% sequentially to RMB82.7 million in the first quarter of 2025. Our expense-to-income ratio improved significantly from 40.7% in the final quarter of 2024 to 29.1% in the first quarter of 2025, reflecting the operational efficiency improvement driven by our recent cost-optimization initiatives and the integration of our proprietary AI into everyday workstreams.

•

The cumulative number of insurance clients served increased to 11.0 million as of March 31, 2025. Huize cooperated with 143 insurer partners in mainland China and internationally, including 83 life and health insurance companies and 60 property and casualty insurance companies, as of March 31, 2025.

•	As of March 31, 2025, cash and cash equivalents were RMB201.7 million (US$27.8 million).

Mr. Cunjun Ma, Founder and CEO of Huize, said, “We are pleased to deliver another quarter of resilient business results, with operating revenue exceeded RMB280 million, while gross written premiums and first-year premiums facilitated on our platform increasing 38% and 31% sequentially, reaching RMB1.4 billion and RMB 730 million, respectively.”

“Throughout the quarter, we remained focused on acquiring and serving high-quality, mass-affluent customers. The average age of customers who purchased long-term insurance products in the quarter was 35.0 years old, among which 66.4% were in higher-tier cities. By the end of February, our 13th and 25th month persistency ratios for long-term life and health insurance products remained at industry-high levels of more than 95%, reflecting the high quality of customers we acquired through various channels.”

“We continue to develop and launch differentiated customized products with insurer partners. Market demand for wealth protection solutions has intensified amid a declining interest rate environment. In response, we partnered with New China Life to launch “Bliss No. 3,” a savings product striving to achieve sustainable returns for customers. Additionally, we expanded our portfolio of customized participating products. Building on the “Fu Man Jia” series co-launched with Aviva-COFCO, we partnered with Cathay Lujiazui Life Insurance on “Jin Man Yi Zu No.6”, a participating incremental whole life insurance product. This was followed by the launch of “Xing Hai Hui Xuan”, a participating annuity product co-developed with Pramerica Fosun Life Insurance. These customized products were designed to cater to the industry-wide demand shift from fixed returns to floating-returns, further solidifying our leadership in China’s participating insurance segment.”

“Our proprietary AI solutions are increasingly integrated across our operations, enhancing service efficiency and supporting sustainable growth. Notably, our expense-to-income ratio fell by 11.5 percentage points sequentially, reaching 29.1% in the first quarter of 2025. With private large-language model deployments, we are not only realizing meaningful cost savings, but also reinforcing the security and effectiveness of our data capabilities, ensuring regulatory compliance.”

“During the quarter, we launched an AI-powered smart portal on Huize’s app, offering 24/7 insurance agent support. Our AI services now cover key customer lifecycle touchpoints including policy inquiries and product matching, serving an average of over 15,000 users daily. We are also revolutionizing after-sales claims processing through Xiao Ma Claim’s AI agents, achieving end-to-end automation of claims reporting, review, and payout. This innovation is expected to reduce processing time on Xiao Ma Flash Claim from one day to one hour upon full rollout. In the first quarter, Xiao Ma Claim facilitated RMB190 million in claims across 36,000 cases, providing customers with efficient and reliable insurance claim services.”

First Quarter 2025 Financial Results

GWP and operating revenue

GWP facilitated on our platform was RMB1,437.3 million (US$198.1 million) in the first quarter of 2025, a decrease of 16.3% from RMB1,718.0 million in the same period of 2024. Within GWP facilitated in the first quarter of 2025, FYP accounted for RMB730.4 million (or 50.8% of total GWP), a decrease of 14.8% year-over-year. Renewal premiums accounted for RMB706.8 million (or 49.2% of total GWP), a decrease of 17.9% year-over-year.

Operating revenue was RMB283.8 million (US$39.1 million) in the first quarter of 2025, a decrease of 8.5% from RMB310.3 million in the same period of 2024. The decrease was primarily driven by the decrease in FYP facilitated.

Operating costs

Operating costs were RMB210.5 million (US$29.0 million) in the first quarter of 2025, a decrease of 4.4% from RMB220.2 million in the same period of 2024, primarily due to a decrease in channel expenses.

Operating expenses

Selling expenses were RMB47.3 million (US$6.5 million) in the first quarter of 2025, an increase of 7.0% from RMB44.2 million in the same period of 2024, primarily due to an increase in advertising and marketing expenses.

General and administrative expenses were RMB21.9 million (US$3.0 million) in the first quarter of 2025, a decrease of 3.2% from RMB22.6 million in the same period of 2024. This decrease was primarily due to a decrease in rental and utilities expenses.

Research and development expenses were RMB13.5 million (US$1.9 million) in the first quarter of 2025, a decrease of 6.3% from RMB14.4 million in the same period of 2024, primarily due to a decrease in rental and utilities expenses.

Net loss and non-GAAP net loss for the period

Net loss attributable to common shareholders was RMB8.6 million (US$1.2 million) in the first quarter of 2025, compared to net profit attributable to common shareholders of RMB6.9 million in the same period of 2024. Non-GAAP net loss attributable to common shareholders1 was RMB10.9 million (US$1.5 million) in the first quarter of 2025, compared to non-GAAP net profit attributable to common shareholders of RMB4.4 million in the same period of 2024.

[1]

Non-GAAP net loss attributable to common shareholders is a non-GAAP financial measure. For more information, please see the section of “Use of Non-GAAP Financial Measure Statement” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Cash and cash equivalents

As of March 31, 2025, the Company’s cash and cash equivalents amounted to RMB201.7 million (US$27.8 million), compared to RMB233.2 million as of December 31, 2024.

Conference Call

The Company’s management team will hold an earnings conference call at 8:00 A.M. Eastern Time on Friday, June 6, 2025 (8:00 P.M. Beijing/Hong Kong Time on Friday, June 6, 2025). Details for the conference call are as follows:

Event Title: Huize Holding Limited’s First Quarter 2025 Earnings Conference Call

Registration Link:

https://register-conf.media-server.com/register/BI0fd426b7ca0e4dd38aa44d82b96a9c7e

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registration, each participant will receive a confirmation email containing dial-in numbers and a unique access PIN, which will be used to join the conference call.

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.huize.com.

About Huize Holding Limited

Huize Holding Limited is a leading insurance technology platform connecting consumers, insurance carriers and distribution partners digitally through data-driven and AI-powered solutions in Asia. Targeting mass affluent consumers, Huize is dedicated to serving consumers for their life-long insurance needs. Its online-to-offline integrated insurance ecosystem covers the entire insurance life cycle and offers consumers a wide spectrum of insurance products, one-stop services, and a streamlined transaction experience across all scenarios. By leveraging AI, data analytics, and digital capabilities, Huize empowers the insurance service chain with proprietary technology-enabled solutions for insurance consultation, user engagement, marketing, risk management, and claims service.

For more information, please visit http://ir.huize.com or follow us on social media via LinkedIn (https://www.linkedin.com/company/huize-holding-limited), X(https://x.com/huizeholding) and Webull(https://www.webull.com/quote/nasdaq-huiz).

Use of Non-GAAP Financial Measure Statement

In evaluating our business, we consider and use non-GAAP net profit/(loss) attributable to common shareholders as a supplemental measure to review and assess our operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define non-GAAP net profit/(loss) attributable to common shareholders as net profit/(loss) attributable to common shareholders excluding share-based compensation expenses. Such adjustments have no impact on income tax because either the non-GAAP adjustments were recorded at entities located in tax free jurisdictions, such as the Cayman Islands or because the non-GAAP adjustments were recorded at operating entities located in the PRC for which the non-GAAP adjustments were not deductible for tax purposes.

We present the non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. Non-GAAP net profit/(loss) attributable to common shareholders enables our management to assess our operating results without considering the impact of share-based compensation expenses. We also believe that the use of this non-GAAP financial measure facilitates investors’ assessment of our operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net profit/(loss) attributable to common shareholders is that it does not reflect all items of income and expense that affect our operations. Further, the non-GAAP financial measure may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

The non-GAAP financial measure should not be considered in isolation or construed as an alternative to net profit/(loss) attributable to common shareholders or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measure in light of the most directly comparable GAAP measure, as shown below. The non-GAAP financial measure presented here may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB7.2567 to US$1.00, the exchange rate on March 31, 2025, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Huize’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, business outlook and quotations from management in this announcement, contain forward-looking statements. Huize may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huize’s goal and strategies; Huize’s expansion plans; Huize’s future business development, financial condition and results of operations; Huize’s expectation regarding the demand for, and market acceptance of, its online insurance products; Huize’s expectations regarding its relationship with insurer partners and insurance clients and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing.

Further information regarding these and other risks is included in Huize’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Huize does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Investor Relations

Kenny Lo

Investor Relations Manager

investor@huize.com

Media Relations

mediacenter@huize.com

Christensen Advisory

In China

Ms. Dee Wang

Phone: +86-10-5900-1548

Email: dee.wang@christensencomms.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

Huize Holding Limited

Unaudited Condensed Consolidated Balance Sheets

(all amounts in thousands, except for share and per share data)

	As of December 31,	As of March 31,
	2024	2025
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	233,207	201,708	27,796
Restricted cash	61,708	54,525	7,514
Short-term investments	5,000	3,137	432
Contract assets, net of allowance for doubtful accounts	71,085	60,680	8,362
Accounts receivables, net of allowance for impairment	157,080	191,794	26,430
Insurance premium receivables	1,763	1,640	226
Amounts due from related parties	995	1,204	166
Prepaid expense and other receivables	68,171	68,225	9,402

Total current assets	599,009	582,913	80,328

Non-current assets
Restricted cash	29,883	29,883	4,118
Contract assets, net of allowance for expected credit losses	28,435	24,195	3,334
Property, plant and equipment, net	47,083	44,590	6,145
Intangible assets, net	68,840	69,785	9,617
Long-term investments	66,716	69,132	9,527
Operating lease right-of-use assets	20,715	17,126	2,360
Goodwill	14,536	14,536	2,003
Other assets	8,981	8,700	1,199

Total non-current assets	285,189	277,947	38,303

Total assets	884,198	860,860	118,631

Liabilities and Shareholders’ Equity
Current liabilities
Short-term borrowings	50,000	53,000	7,304
Accounts payable	202,054	202,697	27,932
Insurance premium payables	56,042	47,531	6,550
Other payables and accrued expenses	44,434	33,446	4,606
Payroll and welfare payable	41,005	41,776	5,757
Income taxes payable	2,575	2,575	355
Operating lease liabilities	16,743	14,901	2,053
Amount due to related parties	2,495	—	—

Total current liabilities	415,348	395,926	54,557

Non-current liabilities
Long-term borrowings	—	6,990	963
Deferred tax liabilities	14,875	14,848	2,046
Operating lease liabilities	24,082	19,806	2,729
Payroll and welfare payable	649	305	42
Accounts payable	—	2,713	374

Total non-current liabilities	39,606	44,662	6,154

Total liabilities	454,954	440,588	60,711

Shareholders’ equity
Class A common shares	63	63	9
Class B common shares	10	10	1
Treasury stock	(29,513)	(29,513)	(4,067)
Additional paid-in capital	909,930	909,930	125,392
Accumulated other comprehensive loss	(12,864)	(12,311)	(1,697)
Accumulated deficits	(458,886)	(467,473)	(64,414)

Total shareholders’ equity attributable to Huize Holding Limited shareholders	408,740	400,706	55,224
Non-controlling interests	20,504	19,566	2,696

Total shareholders’ equity	429,244	420,272	57,920

Total liabilities and shareholders’ equity	884,198	860,860	118,631

Huize Holding Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income/(Loss)

(all amounts in thousands, except for share and per share data)

	For the Three Months Ended March 31,
	2024	2025
	RMB	RMB	USD
Operating revenue
Brokerage income	301,882	271,850	37,462
Other income	8,430	11,939	1,645

Total operating revenue	310,312	283,789	39,107

Operating costs and expenses
Cost of revenue	(217,922)	(209,012)	(28,803)
Other cost	(2,273)	(1,471)	(203)

Total operating costs	(220,195)	(210,483)	(29,005)

Selling expenses	(44,205)	(47,320)	(6,521)
General and administrative expenses	(22,632)	(21,905)	(3,019)
Research and development expenses	(14,380)	(13,471)	(1,856)

Total operating costs and expenses	(301,412)	(293,179)	(40,402)

Operating (loss)/profit	8,900	(9,390)	(1,295)

Other income/(expenses)
Interest income	1,224	675	93
Unrealized exchange loss	(293)	(147)	(19)
Investment income/(loss)	(2,325)	214	30
Others, net	1,950	736	101

(Loss)/profit before income tax, and share of loss of equity method investee	9,456	(7,912)	(1,090)

Income tax expense	—	(152)	(21)

Share of loss of equity method investee	(767)	(1,460)	(201)

Net (loss)/profit	8,689	(9,524)	(1,312)

Net (loss)/profit attributable to non-controlling interests	1,781	(937)	(129)

Net (loss)/profit attributable to Huize Holding Limited	6,908	(8,587)	(1,183)

Net (loss)/profit	8,689	(9,524)	(1,312)
Foreign currency translation adjustment, net of tax	1,499	553	76
Comprehensive (loss)/profit	10,188	(8,971)	(1,236)

Comprehensive (loss)/income attributable to non-controlling interests	1,781	(937)	(129)

Comprehensive (loss)/income attributable to Huize Holding Limited	8,407	(8,034)	(1,107)

Weighted average number of common shares used in computing net profit per share
Basic and diluted	988,410,632	1,008,857,623	1,008,857,623
Net (loss)/profit per share attributable to common shareholders
Basic and diluted	0.01	(0.01)	(0.00)

Huize Holding Limited

Unaudited Reconciliations of GAAP and Non-GAAP Results

(all amounts in thousands, except for share and per share data)

	For the Three Months Ended March 31,
	2024	2025
	RMB	RMB	USD
Net (loss)/profit attributable to common shareholders	6,908	(8,587)	(1,183)
Share-based compensation expenses	(2,558)	(2,354)	(324)

Non-GAAP net (loss)/profit attributable to common shareholders	4,350	(10,941)	(1,508)